OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VECTOR GROUP LTD.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
92240M-10-8
(CUSIP Number)
January 30, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	92240M-10-8	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Jefferies Group, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4719745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		3,020,750

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,020,750

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,020,750

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.1% (Based on 49,865,936 shares of common stock outstanding at January 30, 2006)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	92240M-10-8	Page	3	of	5
Item 1
(a)	Name of Issuer
Vector Group Ltd.
(b)	Address of Issuer’s Principal Executive Offices
100 S.E. Second Street
Miami, Florida 33131
Item 2
(a)	Name of Person Filing
Jefferies Group, Inc.
(b)	Address of Principal Business Office or, if None, Residence
Jefferies Group, Inc.
520 Madison Ave., 12th Floor
New York, New York 10022
(c)	Citizenship
Delaware
(d)	Title of Class of Securities
Common Stock, par value $0.10 per share
(e)	CUSIP Number
92240M-10-8

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.	92240M-10-8	Page	4	of	5

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(J).
Item 4     Ownership
The following sets forth beneficial ownership information:

(a)	Amount beneficially owned:		3,020,750

(b)	Percent of class:		6.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	3,020,750

	(ii)	Shared power to vote or direct the vote:	0

	(iii)	Sole power to dispose or direct the disposition of:	3,020,750

	(iv)	Shared power to dispose or direct the disposition of:	0
     Jefferies Group, Inc. (“Jefferies”) acquired the securities reported herein pursuant to a private transaction with an affiliate of Vector Group Ltd. Jefferies Paragon Master Fund, Ltd., for which Jefferies Asset Management, LLC, a Jefferies’ affiliate, serves as investment manager, acquired certain other shares from the seller at the same time. In addition, Jefferies & Company, Inc., a wholly-owned subsidiary of Jefferies, acted as placement agent to the seller in connection with the transactions.
     Although it may be deemed that a group was formed for the purpose of acquiring the securities from the affiliate of Vector Group, Ltd., Jefferies disclaims the existence of any such group and disclaims beneficial ownership of securities of Vector Group, Ltd. other than the shares reported herein.
     Jefferies makes investment and voting decisions independently of Jefferies Asset Management, LLC and Jefferies Paragon Master Fund, Ltd. Jefferies Asset Management, LLC, as investment manager for Jefferies Paragon Master Fund, Ltd., makes investment and voting decisions independently of Jefferies. Jefferies maintains certain informational, procedural and operational barriers in place between various entities and functions, including between Jefferies, on the one hand, and Jefferies Asset Management, LLC and Jefferies Paragon Master Fund, Ltd., on the other.

CUSIP No.	92240M-10-8	Page	5	of	5

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006	Jefferies Group, Inc.
/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary